[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

SECURI[…] 05039148 […]ON

cm 3/17

FEB 28 2005

DIVISION OF MARKET REGULATION

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 65423 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sojourner Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 N. Tryon Street, Suite 4700
(No. and Street)

Charlotte (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry G. Friddle (704) 344-1216
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Green & Walker LLP
(Name – *if individual, state last, first, middle name*)

201 S. Tryon Street (Address) Charlotte (City) NC (State) 28202 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/05

# OATH OR AFFIRMATION

I, Terry G. Friddle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sojourner Securities LLC, as of February 24, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JIMI A. CHURCH NOTARY PUBLIC MECKLENBURG COUNTY, N.C. My Comm. Exp. June 20, 2005

[Signature]
Signature

Managing Director
Title

[Signature: Jimi A. Church]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREER & WALKER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Sojourner Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Sojourner Securities, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

SOUTH TRYON SQUARE
201 SOUTH TRYON STREET ◦ SUITE 1500
CHARLOTTE, NC 28202
TEL 704.377.0239 ◦ FAX 704.377.8663
WWW.GREERWALKER.COM

MEMBERS OF:
AMERICAN INSTITUTE OF CPAS
NORTH CAROLINA ASSOCIATION OF CPAS
PKF NORTH AMERICAN NETWORK

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Green & Walker, LLP

February 18, 2005

# SOJOURNER SECURITIES, LLC

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2004 and
Independent Auditors' Report

Table of Contents

GREER & WALKER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS' REPORT

Sojourner Securities, LLC:

We have audited the accompanying statement of financial condition of Sojourner Securities, LLC as of December 31, 2004 and the related statements of operations, of changes in member's equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sojourner Securities, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 8 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in Note 3 to the financial statements, Sojourner Securities, LLC is a wholly-owned subsidiary of Pathfinder Capital Advisors, LLC, and is economically dependent upon its parent company.

Greer & Walker, LLP

February 18, 2005

SOUTH TRYON SQUARE
201 SOUTH TRYON STREET • SUITE 1500
CHARLOTTE, NC 28202
TEL 704.377.0239 • FAX 704.377.8663
WWW.GREERWALKER.COM

MEMBERS OF:
AMERICAN INSTITUTE OF CPAS
NORTH CAROLINA ASSOCIATION OF CPAS
PKF NORTH AMERICAN NETWORK

## SOJOURNER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

| | | |
|---|---|---|
| ASSETS | | |
| Cash | $ | 18,035 |
| Accounts receivable | | 100 |
| Prepaid expenses | | 1,150 |
| TOTAL ASSETS | $ | 19,285 |
| LIABILITIES AND MEMBER'S EQUITY | | |
| ACCOUNTS PAYABLE | $ | 150 |
| MEMBER'S EQUITY | | 19,135 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 19,285 |

See notes to financial statements.

## SOJOURNER SECURITIES, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| REVENUES: | |
| Broker fees | $ 1,086,455 |
| Other revenue | 261 |
| Total revenue | 1,086,716 |
| EXPENSES: | |
| Licensing and professional fees | 7,415 |
| Insurance | 480 |
| Postage and delivery | 85 |
| Bank fees | 143 |
| Total expenses | 8,123 |
| NET INCOME | $ 1,078,593 |

See notes to financial statements.

## SOJOURNER SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

| | | |
|---|---|---|
| MEMBER'S EQUITY, DECEMBER 31, 2003 | $ | 9,542 |
| CAPITAL CONTRIBUTIONS FROM MEMBER | | 6,000 |
| DISTRIBUTION TO MEMBER | | (1,075,000) |
| NET INCOME | | 1,078,593 |
| MEMBER'S EQUITY, DECEMBER 31, 2004 | $ | 19,135 |

See notes to financial statements.

## SOJOURNER SECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| SUBORDINATED LIABILITIES, DECEMBER 31, 2003 | $ - |
| CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2004 | - |
| SUBORDINATED LIABILITIES, DECEMBER 31, 2004 | $ - |

See notes to financial statements.

# SOJOURNER SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 1,078,593 |
| Adjustments to reconcile net income to net cash from operating activities: | |
| Accounts receivable | (100) |
| Prepaid expenses | (115) |
| Accounts payable | (550) |
| Net cash provided by operating activities | 1,077,828 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Capital contributions from member | 6,000 |
| Distributions to member | (1,075,000) |
| Net cash applied to financing activities | (1,069,000) |
| NET INCREASE IN CASH | 8,828 |
| CASH, DECEMBER 31, 2003 | 9,207 |
| CASH, DECEMBER 31, 2004 | $ 18,035 |

See notes to financial statements.

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Sojourner Securities, LLC is a limited liability company that operates as a registered broker-dealer. As a registered broker-dealer, the Company is primarily involved as a placement agent for issuers. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission, and is a member of the National Association of Security Dealers and the Securities Investor and Protection Corporation.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Income Taxes - For income tax purposes, the Company is considered to be a general partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the member includes the Company's taxable income or losses in its income tax returns. Temporary differences exist between income or loss recognized for financial reporting and income tax purposes. Such differences primarily relate to the use of the accrual basis of accounting for financial reporting purposes and the cash basis of accounting for income tax purposes.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company had net capital of $17,985, which was $12,985 in excess of its required net capital of $5,000. The Company's net capital ratio was .01 to 1.

3. RELATED PARTY

The Company is a wholly-owned subsidiary of Pathfinder Capital Advisors, LLC, and was established to process certain transactions initiated by its parent company that require the services of a registered broker-dealer. Only transactions that relate specifically to broker-dealer activities are considered revenue and expenses of the Company. All other operating activities are considered to be the responsibility of Pathfinder Capital Advisors, LLC and as a result, the Company is economically dependent on its parent company for its continued viability.

## SOJOURNER SECURITIES, LLC

SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2004

1. The Company is exempt from the SEC Rule 15c3-3 Reserve Requirement under exemption k(2)i.

See independent auditors' report.

**SOJOURNER SECURITIES, LLC**

RECONCILIATION OF NET CAPITAL AS OF DECEMBER 31, 2004
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | |
|---|---|
| NET CAPITAL, DECEMBER 31, 2004 (Unaudited) | $ 17,985 |
| ADJUSTMENTS | - |
| NET CAPITAL, DECEMBER 31, 2004 (Audited) | $ 17,985 |

See independent auditors' report.

## COMPUTATION OF NET CAPITAL

| | | | |
|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | 19,135 [3480] |
| 2. | Deduct ownership equity not allowable for Net Capital | | [3490] |
| 3. | Total ownership equity qualified for Net Capital | | 19,135 [3500] |
| 4. | Add: | | |
| | A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** | | 0 [3520] |
| | B. **Other (deductions) or allowable credits (List)** | | |
| | [3525A] | [3525B] | |
| | [3525C] | [3525D] | |
| | [3525E] | [3525F] | 0 [3525] |
| 5. | Total capital and allowable subordinated liabilities | | 19,135 [3530] |
| 6. | Deductions and/or charges: | | |
| | A. **Total nonallowable assets from Statement of Financial Condition (<u>Notes B and C</u>)** | 1,150 [3540] | |
| | B. **Secured demand note deficiency** | [3590] | |
| | C. **Commodity futures contracts and spot commodities - proprietary capital charges** | [3600] | |
| | D. **Other deductions and/or charges** | [3610] | -1,150 [3620] |
| 7. | Other additions and/or credits (List) | | |
| | [3630A] | [3630B] | |
| | [3630C] | [3630D] | |
| | [3630E] | [3630F] | 0 [3630] |
| 8. | Net capital before haircuts on securities positions | | 17,985 [3640] |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | |
| | A. **Contractual securities commitments** | [3660] | |
| | B. **Subordinated securities borrowings** | [3670] | |
| | C. **Trading and investment securities:** | | |

See independent auditors' report.

| | | | |
|---|---|---|---|
| 1. Exempted securities | | [3735] | |
| 2. Debt securities | | [3733] | |
| 3. Options | | [3730] | |
| 4. Other securities | | [3734] | |
| D. Undue Concentration | | [3650] | |
| E. Other (List) | | | |
| | [3736A] | [3736B] | |
| | [3736C] | [3736D] | |
| | [3736E] | [3736F] | |
| | | 0 [3736] | 0 [3740] |
| 10. Net Capital | | | 17,985 [3750] |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | |
|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | 10 [3756] |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) | 5,000 [3758] |
| 13. Net capital requirement (greater of line 11 or 12) | 5,000 [3760] |
| 14. Excess net capital (line 10 less 13) | 12,985 [3770] |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | 17,970 [3780] |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | 150 [3790] |
| 17. Add: | | |
| A. Drafts for immediate credit | [3800] | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | [3810] | |
| C. Other unrecorded amounts (List) | | |

See independent auditors' report.

| | | |
|---|---|---|
| [3820A] | [3820B] | |
| [3820C] | [3820D] | |
| [3820E] | [3820F] | |
| | 0 [3820] | 0 [3830] |

**19.** Total aggregate indebtedness — 150 [3840]

**20.** Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 1 [3850]

## OTHER RATIOS

**21.** Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % 0 [3860]

See independent auditors' report.